Joshua A. Kaufman

+1 212 479 6495

Josh.kaufman@cooley.com

March 31, 2017

By EDGAR and Hand Delivery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Suzanne Hayes
Mr. Joseph McCann
Mr. Joshua Samples
Mr. Mark Brunhofer
Mr. James Rosenberg

Re:	UroGen Pharma Ltd.
Amendment No. 7 to Draft Registration Statement on Form F-1
Submitted March 9, 2017
CIK No. 0001668243

Ladies and Gentlemen:

On behalf of UroGen Pharma Ltd. (“UroGen” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated March 16, 2017 (the “Comment Letter”), relating to the above referenced Amendment No. 7 to the Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering three copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

Our Product Candidate Pipeline, page 3

1.	We note your revised presentation in the table. Please revise the presentation to indicate the present status of your clinical trials. For instance, it should be clear from the table, if true, that you are currently conducting Phase 2a trials for VesiGel and that you have completed Phase 1b trials for Vesimune.

In response to the Staff’s Comment, the Company has revised the Amended DRS to replace the product candidate pipeline table on page 3 of the Draft Registration Statement. The replacement table more clearly indicates the present status of the Company’s clinical trials.

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United States Securities and Exchange Commission

March 31, 2017

Page Two

2.	Please tell us your basis for reflecting in the table that MitoGel and BotuGel have undergone clinical testing. In this regard, it does not appear that you have included disclosure concerning clinical trials for these drugs and indications. In addition, your disclosure indicates that MitoGel has been used only pursuant to the FDA’s Compassionate Use program, which, as you disclose on page 2, is a program that covers drug use that falls outside of clinical trials.

In response to the Staff’s Comment, the Company has revised the Amended DRS to replace the product candidate pipeline table on page 3 of the Draft Registration Statement. The replacement table indicates that MitoGel and BotuGel have not undergone clinical testing, and that MitoGel is undergoing testing pursuant to the FDA’s Compassionate Use Program, which the Company believes will eliminate the need for traditional phase 1 and phase 2 clinical trials, and pave the way for the Company to proceed to phase 3 clinical trials, based on data to date from the Compassionate Use Program and discussions with the FDA.

Risks Association With Our Business, page 7

3.	We refer to your first bullet point on page 8 which contains revised disclosure concerning PFIC status. We note that your disclosure in the prior draft submissions expressed uncertainty as to whether you would be classified as a PFIC in 2016. Given that your disclosure indicates that PFIC status in any taxable year may have implications for shareholders’ tax treatment in future tax years, please revise to clarify whether PFIC status in 2016 or prior years would or would not impact the tax treatment for US purchasers in this offering. To the extent that PFIC status in 2016 or prior tax years would impact the tax treatment of US investors purchasing in this offering, please revise to indicate whether you were a PFIC in 2016 or any prior years.

The Company respectfully acknowledges the Staff’s Comment. Because the Amended DRS relates to Company ordinary shares that may be acquired in 2017 or thereafter, the Company believes, based on the advice of counsel, that its status as a PFIC at any time prior to 2017 is not relevant to a person that may acquire Company ordinary shares that are covered by the Amended DRS.

Notes to the Consolidated Financial Statements

Note 2: Significant Accounting Policies

j. Revenue recognition, page F-9

4.	Regarding your license agreement with Allergan, please address the following:

•	Clarify whether “consideration received” as discussed in the fourth paragraph equates to “arrangement consideration” as used in ASC 605-25.

The Company respectfully clarifies that the term “consideration received” equates to “arrangement consideration” as such term is used in ASC 605-25. The Company has amended the disclosure in note 2j to conform with such latter term.

•	Clarify that the $17.5 million upfront fee represents “arrangement consideration.”

United States Securities and Exchange Commission

March 31, 2017

Page Three

The $17.5 million to be paid to the Company by Allergan under the license agreement constitutes “arrangement consideration” as such term is used in ASC 605-25. The Company has amended the disclosure in note 2j to conform with such term.

•	Assuming it does, clarify how your allocation based on the relative selling price of each deliverable complies with ASC 605-25-30-2. In this regard, it is not clear to us why the fact that the supply services may be priced at estimated selling price results in the entire upfront fee being allocated to license component.

Under ASC 605-25-30-2, the Company allocated $17.5 million to the license component as Allergan’s right to receive the supply services in the future is at estimated fair value. The consideration for such supply services will be paid by Allergan to the Company upon receipt of such services. The Company determined that the margin it will receive for the services is not below the standalone selling price of such supply services. As such, the standalone selling price of such right provided to Allergan for such supply services is in essence zero (as Allergan will be paying for such services in the future at fair value), hence, no amount out of the $17.5 million should be allocated to the right to receive future supply services, and no deferral is required.

As for the standalone selling price of the license, the Company also determined that the $17.5 million represents the lower end of the range of the standalone value of such license, due to the existence of the milestones and royalties payments which are clearly related to the license component, as well as common for transactions in the industry for licenses of intellectual property. However, the consideration allocated to the license component (the delivered element) is limited to amounts that are both fixed or determinable and not subject to providing additional services (such as the supply services). Therefore, taking into consideration all of the above, the $17.5 million was allocated to the license component.

•	Explain to us how the license deliverable from your license agreement with Allergan can have standalone value from the supply services deliverable. In this regard, it appears from the penultimate paragraph on page 93 that Allergan must receive clinical supply of RTGel through at least Phase 2 clinical trials from you and that it cannot conduct its development activities without this supply.

ASC 605-25 provides guidance relating to the separability of deliverables in an arrangement into different units of accounting and the allocation of the arrangement’s considerations.

ASC 305-25-25-5 states:

“In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if all of the following criteria are met:

(a) The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s).

United States Securities and Exchange Commission

March 31, 2017

Page Four

(b) If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.”

As described in Note 2.j on page F-9 of the Amended DRS, the Company evaluated the arrangement’s terms and concluded that the license has value to Allergan on a standalone basis. Allergan can use the licensed intellectual property for its intended purposes without the Company’s supply services of the Gel or any continuing support services (except for 40 hours of reasonable assistance for no consideration, which the Company considers to be immaterial), by exploiting it in its own R&D premises and/or by hiring the Company’s current subcontractor (or any other subcontractor) for the RTGel manufacturing.

In other words, Allergan is able to use the license received from the Company and start manufacturing the Gel using its own resources (as the manufacturing process itself is not complex). Allergan may have chosen to enter into the supply agreement with the Company due to cost-benefit and other considerations. While Allergan selected the Company as its subcontractor until the completion of Phase 2, it could have chosen another subcontractor for such production.

It should be emphasized that all documents and data required by Allergan relating to the Company’s know-how were provided before December 31, 2016. Therefore, the Company concluded that the license has value to Allergan on a standalone basis. Criterion (b) above is not applicable to licenses for intellectual property, because there is not a general right of return associated with the license. Due to the separability criteria having been met, the license was accounted for as a separate unit of accounting at the outset of the arrangement.

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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to the above.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

COOLEY LLP

Cc:	Ron Bentsur, UroGen Pharma Ltd.
Divakar Gupta, Cooley LLP
Daniel I. Goldberg, Cooley LLP